21001595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing

APR 02 2021

Washington, DC

# ANNUAL AUDIT REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-: 67544 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CICC US Securities, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32nd Floor, 280 Park Avenue
(No. and Street)

| New York | NY | 10017 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Thomas Nguyen — (212)-201-2635
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report***

**Deloitte & Touche LLP**
**(Name – *if individual, state last, first, middle name*)**

| 30 Rockefeller Plaza | New York | NY | 10112 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

| FOR OFFICIAL USE ONLY |
| --- |
| |

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)***



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## AFFIRMATION

I, Mr. Thomas Nguyen, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CICC US Securities, Inc. and subsidiary, as of December 31, 2020, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kinfai Lo
Notary Public, State of New York
Registration #01LO5026774
Qualified In Kings County
My Commission Expires April 25, 2022

Signature

Acting CEO

Title

Notary Public

This report** contains (check all applicable boxes):

☒(a) Facing Page.
☒(b) Consolidated Statement of Financial Condition.
☒(c) Consolidated Statement of Operations and Comprehensive Loss.
☒(d) Consolidated Statement of Changes in Stockholder's Equity.
☒ (e) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
☒(f) Consolidated Statement of Cash Flows.
☒ Notes to Consolidated Financial Statements.
☒(g) Computation of Net Capital under Rule 15c3-1 of SEC Act 1934.
☒(h) Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the SEC Act of 1934.
☐(i) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
☐(j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not required).
☒(k) An Affirmation.
☒(l) A copy of the SIPC Supplemental Report (filed separately).
☒(m) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately).
☒(n) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☒(o) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commodity Futures Trading Commission Regulation 30.7.
☒(p) Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

# CICC US SECURITIES, INC. AND SUBSIDIARY

Consolidated Financial Statements

December 31, 2020

## Table of Contents

**Deloitte.**

**Deloitte & Touche LLP**
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
CICC US Securities, Inc.

### Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of CICC US Securities, Inc. and Subsidiary (the "Company") as of December 31, 2020, and the related consolidated statements of operations and comprehensive loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Report on Supplemental Schedules

The supplemental schedules (g), (h), (n) and (o) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 31, 2021

We have served as the Company's auditor since 2019.

**CICC US SECURITIES, INC. AND SUBSIDIARY**

Consolidated Statement of Financial Condition

As of December 31, 2020

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 16,577,199 |
| Receivable from clearing organization | | 6,967,543 |
| Due from affiliates | | 4,357,061 |
| Improvements, equipment and furniture – at cost less accumulated depreciation of $1,650,703 | | 235,149 |
| Other assets, including taxes receivable of $22,762 | | 1,460,620 |
| Total assets | $ | 29,597,572 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Accrued compensation and benefits | $ | 11,923,455 |
| Accrued expenses and other liabilities | | 1,999,101 |
| Due to Parent | | 88,829 |
| Total liabilities | | 14,011,385 |
| Stockholder's equity | | |
| Additional paid-in capital | | 68,000,000 |
| Accumulated deficit | | (52,415,467) |
| Accumulated other comprehensive income | | 1,654 |
| Total stockholder's equity | | 15,586,187 |
| Total liabilities and stockholder's equity | $ | 29,597,572 |

See accompanying notes to consolidated statement of financial condition.

**CICC US SECURITIES, INC. AND SUBSIDIARY**

Consolidated Statement of Operations and Comprehensive Loss

Year ended December 31, 2020

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | $ | 16,661,785 |
| Research services | | 2,652,668 |
| Interest and others | | 5,894,243 |
| Total revenues | | 25,208,696 |
| Expenses: | | |
| Compensation and benefits | | 14,237,985 |
| Commissions | | 5,129,825 |
| Rent and occupancy | | 1,644,097 |
| Communications and data processing | | 2,077,696 |
| Professional fees | | 2,490,475 |
| Travel and entertainment | | 211,825 |
| Depreciation | | 181,512 |
| Office and administrative expenses | | 1,313,659 |
| Other expenses | | 1,066,413 |
| Total expenses | | 28,353,487 |
| Net loss | $ | (3,144,791) |
| Other comprehensive loss, net of tax | | |
| Foreign currency translation adjustments | | 8,107 |
| Comprehensive loss | $ | (3,136,684) |

See accompanying notes to consolidated financial statements.

CONFIDENTIAL

**CICC US SECURITIES, INC. AND SUBSIDIARY**

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2020

| | Common stock | | | | | |
|---|---|---|---|---|---|---|
| | **Shares** | | **Additional Paid-in Capital** | **Accumulated deficit** | **Accumulated other comprehensive income** | **Total stockholder's equity** |
| Common stock: | | | | | | |
| Authorized (no par) | 5,000 | | | | | |
| Issued and outstanding | 680 | $ | 68,000,000 | | | |
| Balances – January 1, 2020 | 680 | $ | 68,000,000 | (49,270,676) | (6,453) | 18,722,871 |
| Net loss | | | | (3,144,791) | | (3,144,791) |
| Cumulative translation adjustment | | | | | 8,107 | 8,107 |
| Balances – December 31, 2020 | 680 | $ | 68,000,000 | (52,415,467) | 1,654 | 15,586,187 |

See accompanying notes to consolidated financial statements.

**CICC US SECURITIES, INC. AND SUBSIDIARY**

Consolidated Statement of Changes in
Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2020

| | | |
|---|---|---|
| Balance - January 1, 2020 | $ | — |
| Change in subordinated borrowings | | — |
| Balance - December 31, 2020 | $ | — |

See accompanying notes to consolidated financial statements.

**CICC US SECURITIES, INC. AND SUBSIDIARY**

Consolidated Statement of Cash Flows

Year ended December 31, 2020

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (3,144,791) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation | | 181,512 |
| Noncash lease expense | | 354,881 |
| Net changes in operating assets and liabilities: | | |
| Increase in receivable from clearing organizations | | (411,757) |
| Decrease in due from affiliates | | 5,465,324 |
| Increase in other assets | | (1,166,439) |
| Decrease in accrued compensation and benefits | | (435,506) |
| Increase in accrued expenses and other liabilities | | 500,969 |
| Net cash provided by operating activities | | 1,344,193 |
| Cash flows from investing activities: | | |
| Purchases of improvements, equipment and furniture | | (52,283) |
| Net cash used by investing activities | | (52,283) |
| Effect of exchange rate changes on cash and cash equivalents | | 8,107 |
| Net increase in cash, cash equivalents and restricted cash | | 1,300,017 |
| Cash, cash equivalents and restricted cash – beginning of year | | 15,577,626 |
| Cash, cash equivalents and restricted cash – end of year | $ | 16,877,643 |
| Cash and cash equivalents | $ | 16,577,199 |
| Restricted cash included in receivable from clearing organization | | 250,444 |
| Restricted cash included in other assets | | 50,000 |
| Total cash, cash equivalents and restricted cash shown in the statement of cash flows | $ | 16,877,643 |
| Supplemental disclosures of cash flows information: | | |
| Cash paid for taxes | $ | 35,000 |
| Cash paid for interest | | — |
| Non-cash operating activities: | | |
| Right of use asset obtained in exchange of new operating lease liability | | 1,096,671 |

See accompanying notes to consolidated financial statements.

**CICC US SECURITIES, INC. AND SUBSIDIARY**

Notes to Consolidated Financial Statements

December 31, 2020

## (1) Organization

CICC US Securities, Inc. (the Company) is a wholly owned subsidiary of China International Capital Corporation (USA) Holdings, Inc. (the Parent), and was incorporated on August 25, 2005. The Company is registered as an introducing broker-dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission (CFTC) under the Commodity Exchange Act and a member of National Futures Association (NFA). The Parent is incorporated in the state of Delaware and is a holding company with no business operations. The Company is indirectly 100% owned by China International Capital Corporation (Hong Kong) Limited (CICC HK) which is incorporated in the Hong Kong Special Administrative Region (Hong Kong). The Parent is a wholly owned subsidiary of CICC HK. The ultimate holding company China International Capital Corporation Limited (CICC) is a public filing investment bank incorporated in the People's Republic of China and licensed by the China Securities Regulatory Commission (CSRC).

The Company has a wholly owned subsidiary, CICC US Securities (Hong Kong) Limited (CICC USS HK), which was incorporated on October 11, 2010 in Hong Kong. CICC USS HK, a Hong Kong Securities and Futures Commission (SFC) licensed corporation, acts as a broker in equity trading in Hong Kong.

The Company's primary activities are institutional securities brokerage, distribution of third-party affiliate research, advisory services supporting CICC's investment banking activities (hereafter referred to as "investment banking advisory services"), and other related financial services.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

### *(b) Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, CICC USS HK. All material intercompany balances and transactions have been eliminated.

### *(c) Translation of Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, while the consolidated statement of operations and comprehensive loss accounts are translated at average rates of exchange for the year. Gains and losses resulting from cumulative translation adjustment are included in the consolidated statement of changes in stockholder's equity. Gains and losses resulting from translation of assets and liabilities denominated in foreign currencies are recorded in other expenses.

### *(d) Securities Transactions*

The Company has a clearing agreement with a financial institution whereby the financial institution clears domestic transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the financial institution. The Company also clears foreign transactions on a delivery versus payment (DVP) and receipt versus payment (RVP) basis through its Hong Kong broker-dealer affiliate, China International Capital Corporation Hong Kong Securities Limited (CICC HKS). Accordingly, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions. As of December 31, 2020, receivable related to the settled securities transactions were $6,932,115 and $452,812 which were included in receivable from clearing organization and due from affiliates respectively.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the consolidated statement of financial condition. As of December 31, 2020, net receivable related to the unsettled securities transactions were $35,428 and $5,228 which were included in receivable from clearing organization and due from affiliates respectively.

### *(e) Cash and Cash Equivalents*

Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less. The Company has deposit with clearing organization on the consolidated statement of financial condition.

### *(f) Improvements, Equipment and Furniture and Depreciation*

Improvements, equipment and furniture are carried at cost less accumulated depreciation. Improvements are amortized on a straight line basis over the shorter of their useful lives or the term of the respective leases. Depreciation of equipment and furniture is provided on a straight line basis over their estimated useful lives of 3 years.

### *(g) Leases*

The Company is required to recognize all leases that are longer than one year on the balance sheet, which resulted in the recognition of a right of use asset and a corresponding lease liability. The lease liability is measured by using an appropriate discount rate to calculate the present value of future lease payments. In order to obtain the proper discount rate, a lessee is required to use the rate implicit in the lease ("RIIL") whenever that rate is readily determinable. Absent the ability to determine the RIIL, a lessee is instructed to use their incremental borrowing rate ("IBR"). According to ASC 842, IBR is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment. Based on the review of our existing long-term operating lease agreements, it was concluded that the RIIL cannot be readily determined. In that case, the Company is required to use the IBR of CICC HK since that is the rate CICC HK would borrow. The Company has one copier lease in New York, one copier lease and one office lease in San Francisco that are subject to this new standard. As of December 31, 2020, right of use asset and a lease liability were both $1,044,345 which were included in other assets and accrued expenses and other liabilities respectively.

### (h) *Commissions*

Commissions primarily include fees from executing customer transactions on equities and transfer pricing income in relation to non-US equity brokerage. The transfer pricing income is calculated based on a cost plus 10% mark-up profit transfer pricing arrangement. Commission fees are recorded on a trade date basis and transfer pricing income in relation to non-US equity brokerage is recognized at a point-in-time which are included in the commission revenue.

### (i) *Research Services*

Research Services primarily include fees earned from distribution of the Company-prepared research or research obtained from third party affiliates. Research service income is recognized at a point-in-time.

### (j) *Interest and Others*

Interest and other revenues primarily consist of interest generated by interest-bearing bank deposits and transfer pricing income in relation to investment banking advisory services. The transfer pricing income is calculated based on a cost plus 10% mark-up profit transfer pricing arrangement. Interest income is recognized on an accrual basis and transfer pricing income in relation to investment banking advisory services is recognized at a point-in-time.

### (k) *Income Taxes*

The Company files consolidated federal and state returns with the Parent. The Company recognizes the provision for income taxes under the principles of a modified separate company basis. State and local income taxes are provided on the Company's taxable income at the blended tax rate applicable to the combined tax return.

The Company accounts for all income taxes in accordance with the asset-and-liability method of accounting required under ASC 740, *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income based on the period of enactment.

It is the Company's policy that, pursuant to ASC 740, any state or local tax computed based on capital is considered a franchise tax. In addition, if a state or local jurisdiction imposes on the Company a franchise tax that is computed as the higher of a tax based on income or a tax based on capital, any tax based on income in excess of the franchise tax based on capital is considered an income tax expense and the portion attributable to the capital is considered franchise tax. Franchise tax based on capital is considered an ordinary expense from continuing operations and was included in other expenses.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the taxes payable for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

Accounting Standards Codification (ASC) 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2020. Further, as of December 31, 2020, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

*(l) Estimates*

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions such as bonus, deferred tax and valuation allowance that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

*(m) Fair Value Measurement*

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

All receivables and other liabilities have been valued at net realizable value. No valuation techniques have been applied to all other assets and liabilities included in the consolidated financial statements. Due to the nature of these items, all have been recorded at their historical values. As of December 31, 2020, the Company has no assets or liabilities measured at fair value on a recurring basis.

### *(n) New Accounting Pronouncements*

In December 2019, the FASB issued Accounting Standards Update No. 2019-12 (ASU 2019-12), "Simplifying the Accounting for Income Taxes." This new guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles under ASC 740 and provides a more consistent application to improve the comparability of financial statements. The guidance is effective for years beginning after December 15, 2020. The Company adopted the new guidance on January 1, 2021. The Company has evaluated each of the amendments and did not result in a material impact to the Company's consolidated statements.

In June 2016, the FASB issued ASU No. 2016-13 "Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). ASU 2016-13 provides amendments to ASC 326, "Financial Instruments – Credit Losses," which amends the guidance on the impairment of financial instruments and adds an impairment model (the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. ASC 326 requires that a financial asset or a group of financial assets be measured at amortized cost to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. Entities recognize an allowance for its estimate of expected credit losses as of the end of each reporting period. The amendments in this update are effective during the periods beginning after December 15, 2019. The Company adopted ASU 2016-13 on January 1, 2020 using a modified retrospective approach. The Company used the account receivable aging method which includes receivable from third parties and affiliates that are not controlled by the Parent company, to determine the provision for its allowance of expected credit losses to calculate the net realizable value. The provision for credit losses was determined based on the expected credit losses percentage of the different aging account receivables' ending balance as of December 31, 2020. In addition, the Company performs an assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates. As of December 31, 2020, the Company had a receivable balance within one year of $720,995 and recorded an allowance for credit losses of $3,605.

**CICC US SECURITIES, INC. AND SUBSIDIARY**

Notes to Consolidated Financial Statements

December 31, 2020

The table below illustrates the cumulative-effect adjustment due to the adoption of ASU 2016-13 as of January 1, 2020:

| | | |
|---|---|---|
| Balance – January 1, 2020 | $ | 5,533 |
| Change in allowance for credit losses | | (1,928) |
| Balance – December 31, 2020 | $ | 3,605 |

**(3) Receivable from Clearing Organization**

Receivable from clearing organization consists of cash, and open receivables for unsettled trade balances maintained by the Company with the clearing organization to cover its securities transactions.

Pursuant to an agreement with its clearing organization, the Company is required to maintain a deposit of $250,444. As of December 31, 2020, the deposit was maintained in a noninterest bearing deposit account with the clearing organization.

**(4) Improvements, Equipment and Furniture**

Improvements, equipment and furniture consist of:

| | | |
|---|---|---|
| Improvements | $ | 108,915 |
| Equipment | | 1,755,150 |
| Furniture | | 21,787 |
| Total improvements, equipment, and furniture | | 1,885,852 |
| Accumulated depreciation | | 1,650,703 |
| Total | $ | 235,149 |

The depreciation related to improvements, equipment and furniture for the year ended December 31, 2020 was $181,512.

**(5) Related Party Transactions**

The Company and CICC HKS jointly provide services to the Company's equity business clients mainly related to Hong Kong listed shares. The Company has an arrangement with CICC HKS which, among other terms and conditions, provides that a portion of the commission and research revenue generated from specified equity business transactions are allocated between these entities based on a transfer pricing agreement. For the year ended December 31, 2020, the Company earned commission revenue of $3,286,958 and research revenue of $413,261 from CICC HKS and incurred commission expense of $4,082,166 pursuant to the transfer pricing agreement.

In addition, the Company is reimbursed for costs incurred related to the equity business of CICC HKS in the US market. For the year ended December 31, 2020, the revenue allocated to the Company in relation to the

equity brokerage business was $1,540,464 pursuant to the transfer pricing agreement within commissions on the consolidated statement of operations and comprehensive loss.

The Company has an arrangement with CICC related to its investment banking business, whereby the Company is reimbursed for costs incurred related to the promotion of the investment banking business of CICC in the US market. For the year ended December 31, 2020, the revenue allocated to the Company in relation to the investment banking business was $5,863,491 pursuant to the transfer pricing agreement within interest and others on the consolidated statement of operations and comprehensive loss.

The Company also has arrangements with Krane Funds Advisors, LLC (Krane), an affiliate, whereby the Company is reimbursed for costs incurred related to the office and administrative services and secondment services provided to Krane. For the year ended December 31, 2020, Krane reimbursed the Company a secondment fee of $200,000 which was included in compensation and benefits. As of December 31, 2020, due from Krane was $92,502 which was included in due from affiliates.

There is a due from affiliates balance of $4,357,061 as of December 31, 2020. This represents the balance due to the Company related to the above matters. There is also a due to Parent balance of $88,829 as of December 31, 2020 related to ordinary business transactions, tax related payments, rent payments and allocated depreciation. The Company has a tax related balance of $4,240 as of December 31, 2020. The Company has an arrangement with the Parent related to its rent and depreciation expenses, whereby the Parent is reimbursed for costs incurred related to the office space occupied by the Company in New York. For the year ended December 31, 2020, the Company reimbursed its Parent rent expense of $1,283,720 and allocated depreciation of $1,313,659 which were included in rent and office and administrative expenses respectively.

## (6) Revenue from Contract with Customers

### Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by type of services and timing of transfer of services:

| Disaggregation of revenue | Timing of revenue Recognition | | Amount |
|---|---|---|---|
| Commission income | Point-in-time | $ | 15,121,321 |
| Research service income | Point-in-time | | 2,652,668 |
| Transfer pricing income (based on cost-plus) | | | |
| Equity commission income | Point-in-time | | 1,540,464 |
| Investment banking advisory services | Point-in-time | | 5,863,491 |
| | | | 7,403,955 |
| | | $ | 25,177,944 |

The table above does not include bank interest and other revenues since these are not revenues from contract with customers.

**Commission Income**

Commission income is earned through trade execution for clients in listed securities. Commission revenues associated with trade execution services are recognized at a point-in-time on trade-date. The Company records a receivable on the trade date and receives a payment on settlement date. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

**Research Service Income**

Research service income is earned from distribution of the Company-prepared research or research obtained from third party affiliates. Research service income is recognized at a point-in-time. The Company believes that the performance obligation is satisfied when the research materials are made available or research-related services are provided to clients and the clients inform the Company of their intention to pay for research services received.

**Transfer Pricing Income**

Transfer pricing income in relation to both equity brokerage and investment banking advisory services is determined by the transfer pricing arrangement with respect to the equity brokerage and investment banking advisory service businesses through the application of the predetermined transfer pricing principles. Transfer pricing income is recognized at a point-in-time. Transfer pricing income in relation to equity brokerage and investment banking advisory services are included in the Commissions revenue and Interest and others respectively.

**(7) Income Taxes**

The Company is included in the consolidated U.S. federal income tax return, the combined New York State and City return, the combined unitary California return and the New Jersey return with the Parent and its affiliate CICC Investment Management (USA), Inc.

Total tax expense of $14,527 was reported in other expenses in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020, which is related to minimum, capital and franchise taxes for California, New York State, New York City, and New Jersey. As of December 31, 2020, the Company had taxes receivable from New York State and New York City of $22,762 and taxes payable to New Jersey and California of $2,800. The Company has no current ASC 740 income tax provision/(benefit) as of December 31, 2020

The income tax provision differs from the amount that would result from applying statutory tax rates to the loss before income taxes primarily because of the effect of the valuation allowance for deferred tax assets. The valuation allowance increased by approximately $1,041,280 during the year ended December 31, 2020.

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows:

| | | |
|---|---|---|
| Net operating loss carryovers | $ | 10,555,760 |
| Depreciation and amortization | | 345,877 |
| Accrued compensation and benefits | | 3,204,563 |
| Other liabilities | | 19,161 |
| Less valuation allowance | | (14,125,361) |
| Total deferred income tax asset | $ | — |

At December 31, 2020, the Company's deferred tax asset is fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and, to the extent it is determined that such an allowance is no longer required, the tax benefit of the remaining deferred tax asset will be recognized in the future.

The Company has net operating loss carryforwards of approximately $38,040,000 available to offset future Federal taxable income. In addition, the Company has net operating loss carryforwards of approximately $17,302,000 available to offset future state taxable income and $20,953,000 available to offset future local taxable income. Part of these carryforwards start to expire in the year ending December 31, 2027. The Company has an indefinite carryforward of approximately $2,589,000 as of the year ended December 31, 2020.

The Company has not recognized any uncertain tax positions as of December 31, 2020. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. There was no interest and penalties accrued as of December 31, 2020.

The Company is subject to income tax laws in the U.S. Federal jurisdiction, states and local municipalities and the foreign jurisdictions in which it operates. Accounting for its outside basis difference in the HK subsidiary is pursuant to principals set forth under ASC 740. The Company is subject to tax examinations by the U.S. Federal taxing authority for years 2017 and forward and by the state and local taxing authorities for years 2017 and forward.

The Company has tax related balances of $4,240 due from the Parent as of December 31, 2020.

## (8) Risks and Uncertainties

### *(a) Concentration Risk*

Approximately 43% of the commission and research revenues were from CICC HKS and four other clients. Specifically, 11% relates to CICC HKS, 11% relates to client A, 9% relates to client B, 6% relates to client C and 6% relates to client D.

*(b)* ***Credit Risks***

The Company maintains certain of its cash balances with financial institutions in excess of insured limits. The Company does not anticipate nonperformance by the financial institutions.

The Company is engaged in various types of brokerage activities servicing institutional investors. Customers' securities transactions are cleared through a financial institution on a fully disclosed basis. These activities may expose the Company to off balance sheet risk in the event the customers are unable to fulfill their contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and the financial institution provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Management monitors information it receives from the financial institution on a daily basis and continually evaluates the financial condition and credit standing of its customers to reduce the risk of loss.

*(c)* ***Other***

The Company maintains certain cash and cash equivalent balances, denominated in a foreign currency, with CICC HKS, a related clearing organization, to cover its securities transactions. Changes in the relationship of this foreign currency to the U.S. dollar may affect the balances held by the Company with this financial institution. Gains and losses resulting from translation of assets and liabilities denominated in foreign currencies are recorded in other expenses.

**(9) Employee Benefit Plan**

The Company has a 401(k) Plan under ADP, LLC, a third party retirement services and benefit administration company, whereby employees voluntarily participate in the Plan. Employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 4% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits of 6% set by the Agreement. Expenses attributable to the Plan amounted to approximately $236,068 for the year ended December 31, 2020.

**(10) Lease Commitment**

The Company leases office premises under operating lease in San Francisco which expires in March 2023. The Company leases two office copiers under operating leases, one in New York and another one in San Francisco which expire in August 2023 and December 2022, respectively. The Company elected the practical expedient available under Topic 842. As a practical expedient, a lessee may, as an accounting policy election by class of underlying asset, choose not to separate nonlease components from lease components and instead to account for each separate lease component and the nonlease components associated with that lease component as a single lease component. As of December 31, 2020, the Company recorded a right of use asset of $1,044,345 and a lease liability of $1,044,345 which were included in other assets, and accrued expenses and other liabilities respectively. The Company recorded, in the consolidated statement of

**CICC US SECURITIES, INC. AND SUBSIDIARY**

Notes to Consolidated Financial Statements

December 31, 2020

operations and comprehensive loss, copier expense of $29,477 and rental expense of $1,578,913 which includes rent paid to the Parent through intercompany settlements for the New York office for the year ended December 31, 2020.

The Company occupies office premises in New York in which the lease is guaranteed by CICC HK and signed by the Parent. CICC HK assumes the subsidiary's lease payments in the instance of a payment default by the Company. The Company pays the Parent its share of the lease payment through intercompany settlements. The corresponding right of use asset and lease liability accounts are booked on the Parent's balance sheet.

Future minimum base rental payments on the operating leases are as follows:

| | | |
|---|---|---|
| Years ending December 31: | | |
| 2021 | $ | 471,258 |
| 2022 | | 471,258 |
| 2023 | | 126,343 |
| Thereafter | | — |
| | $ | 1,068,859 |

Weighted-Average Remaining Lease Term:

| Leased Asset | | Operating Lease Liability as of 12/31/2020 | Percentage | Months Remaining on the Lease | Weighted Average (Percentage x Months Remaining) | Weighted Average Discount Rate |
|---|---|---|---|---|---|---|
| NY Copier | $ | 57,581 | 5.51% | 32 | 1.76 | 0.18% |
| SF Copier | | 7,504 | 0.72% | 24 | 0.17 | 0.02% |
| SF Office | | 979,260 | 93.77% | 27 | 25.32 | 2.89% |
| | $ | 1,044,345 | | 83 | 27.25 | 3.09% |

## (11) Regulatory Requirements

The Company is a registered introducing broker-dealer with the SEC, a member of FINRA and a registered introducing broker with the CFTC and, accordingly, is subject to the minimum net capital requirements of the SEC and the CFTC. Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than $250,000 or 2% of aggregate debit balances arising from customer transactions, whichever is greater. Under CFTC Regulation 1.17(a)(1)(iii), the required minimum net capital requirement is $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. FINRA may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items or $300,000,

whichever is greater. As of December 31, 2020, the Company had net capital of $8,724,117, which was $8,474,117 in excess of the SEC's minimum requirement.

The Company does not carry any customer accounts and is exempt from SEC rule 15c3-3 under paragraphs k(2)(i) and k(2)(ii) because all customer transactions are cleared through its clearing organizations and its other business activities are consistent with those described in Footnote 74 of SEC Release No. 34-70073.

**(12) Subsequent Events**

The Company has performed a review of subsequent events through March 31, 2021, the date the financial statements were available to be issued and concluded that there were no events or transactions that occurred during this period that required recognition or disclosure.

**Supplemental schedule g**

**CICC US SECURITIES, INC. AND SUBSIDIARY**

Computation of Net Capital under Rule 15c3-1 of SEC Act 1934

As of December 31, 2020

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | $ | 15,586,187 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Due from affiliates | | 4,357,061 |
| Improvements, equipment and furniture | | 235,149 |
| Other assets | | 419,775 |
| Cash at subsidiary | | 1,850,031 |
| Total nonallowable assets | | 6,862,016 |
| Net capital before haircuts | | 8,724,171 |
| Haircuts (Deposit in foreign currency) | | 54 |
| Net capital | $ | 8,724,117 |
| Computation of Alternate Net Capital Requirement: | | |
| 2% of aggregate debit items (or $250,000, if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 | $ | 250,000 |
| Net capital requirement | | 250,000 |
| Net capital in excess of minimum requirement | $ | 8,474,117 |

There are no material differences between this computation of Net Capital and the Company's unaudited FOCUS Report as of December 31, 2020 as re-filed on March 11, 2021.

**Supplemental schedule h**

**CICC US SECURITIES, INC. AND SUBSIDIARY**

Computation for Determination of Reserve Requirements and
Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
under the Securities and Exchanges Act of 1934

As of December 31, 2020

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraphs k(2)(i) and k(2)(ii) because all customer transactions are cleared through its clearing organizations and its other business activities are consistent with those described in Footnote 74 of SEC Release No. 34-70073.

**Supplemental schedule n**

**CICC US SECURITIES, INC. AND SUBSIDIARY**

Statement of Segregation Requirements and Funds
in Segregation for Customers Trading on U.S. Commodity Exchanges

As of December 31, 2020

As of December 31, 2020, the Company did not carry any commodities customers and, accordingly, there are no items to report under the requirements of this Regulation.

**CICC US SECURITIES, INC. AND SUBSIDIARY**

Statement of Secured Amounts and Funds Held in Separate Accounts
for Foreign Futures and Foreign Options Customers
Pursuant to Commodity Futures Trading Commission Regulation 30.7

As of December 31, 2020

As of December 31, 2020, the Company did not carry any foreign futures and foreign options customers and, accordingly, there are no items to report under the requirements of this Regulation.

Deloitte.

**Deloitte & Touche LLP**
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

**Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16**

To the Board of Directors and Stockholder of
CICC US Securities, Inc.

In planning and performing our audit of the consolidated financial statements of CICC US Securities, Inc. and Subsidiary (the "Company") as of and for the year ended December 31, 2020 (on which we issued our report dated March 31, 2021, and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry regulated commodity futures, foreign futures, or foreign options accounts for customers, nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A deficiency in *design* exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in *operation* exists when a properly designed control does not

operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated commodity firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2020, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the CFTC, National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

March 31, 2021

We have served as the Company's auditor since 2019.